82-34762

05013619

Antena 3

Director of the Legal Department

RECEIVED
2005 DEC 30 P 12: 00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE: 27Th **December 2005**

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: SIGNIFICANT EVENT
Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission in his English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

12/30

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3 de Televisión, S.A., and in its name Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

The Board of Directors of Antena 3 de Televisión, S.A., in its Meeting held on 21st December, unanimously approved:

1. To accept the resignation of the Director Mr. Thomas Rabe from all his offices in the corporate bodies of the Company. Mr. Rabe was a nominee Director, appointed at the proposal of the shareholder RTL Group Communications, S.L.U.

2. At the proposal of the shareholder RTL Group Communications, S.L.U., to appoint Mr. Elmar Heggen Director by co-optation, and also as nominee Director.

3. To fill the vacancy in the Audit and Control Committee, as a result of such resignation, through the appointment of the new Director Mr. Elmar Heggen as member of such Committee.

San Sebastián de los Reyes (Madrid), this twenty third day of December two thousand and five.